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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

James River Group, Inc.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
470359100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	470359100

1	NAMES OF REPORTING PERSONS:
Trident II, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,082

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

2,763,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	470359100

1	NAMES OF REPORTING PERSONS:
Trident Capital II, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,763,082

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

2,763,082

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,763,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	470359100

1	NAMES OF REPORTING PERSONS:
Marsh & McLennan Capital Professionals Fund, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		32,791

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

32,791

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

32,791

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	470359100

1	NAMES OF REPORTING PERSONS:
Marsh & McLennan Employees’ Securities Company, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		75,379

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

75,379

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

75,379

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	470359100

1	NAMES OF REPORTING PERSONS:
Stone Point Capital LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,795,873

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,795,873

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	470359100

ITEM 1(a)	NAME OF ISSUER:

James River Group, Inc. (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1414 Raleigh Road Suite 415 Chapel Hill, NC 27517

ITEM 2(a)	NAMES OF PERSON FILING:

Trident II, L.P. Trident Capital II, L.P. Marsh & McLennan Capital Professionals Fund, L.P. Marsh & McLennan Employees’ Securities Company, L.P. Stone Point Capital LLC

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
For:
Trident II, L.P.
Trident Capital II, L.P.
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees’ Securities Company, L.P.
c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands
For:
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830

ITEM 2(c)	CITIZENSHIP:

Trident II, L.P. – Cayman Islands
Trident Capital II, L.P. – Cayman Islands
Marsh & McLennan Capital Professionals Fund, L.P. – Cayman Islands
Marsh & McLennan Employees’ Securities Company, L.P. – Cayman Islands
Stone Point Capital LLC – United States

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Shares, par value $0.01 per share

ITEM 2(e)	CUSIP NUMBER:

470359100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP
     Trident II, L.P. (“Trident II”) is the direct beneficial owner of 2,763,082 common shares of the Company (“common shares”).
     The sole general partner of Trident II is Trident Capital II, L.P. (“Trident GP”). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is Stone Point Capital LLC (“Stone Point”), and the members of Stone Point are Charles A. Davis, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has delegated authority to exercise voting rights of common shares on behalf of Trident II but does not have any power with respect to disposition of common shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.
     The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone Point (Messrs. Davis, Carey and Wermuth and Ms. Hartzband).
     Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.
     Marsh & McLennan Capital Professionals Fund, L.P. (“Trident PF”) and Marsh & McLennan Employees’ Securities Company, L.P. (“Trident ESC”) have agreed with Trident II that (i) Trident ESC will divest its holdings in the Company only in parallel with Trident II, (ii) Trident PF will not dispose of its holdings in the Company before Trident II disposes of its interest, and (iii) to the extent that Trident PF elects to divest of its interest in the Company at the same time as Trident II, Trident PF will divest its holdings in the Company in parallel with Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 108,170 common shares directly held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to be beneficially own 2,763,082 common shares directly held by Trident II. Trident II disclaims beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the common shares that are, or may be deemed to be, beneficially owned by Trident II.
     The sole general partner of Trident PF is a company controlled by individuals who are members of Stone Point. The sole general partner of Trident ESC is a company that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. Stone Point has been granted a limited power of attorney by the sole general partner of Trident ESC which, among other things, gives Stone Point authority to execute this filing on behalf of Trident ESC. A copy of this power of attorney is attached as Exhibit A hereto.
     Trident II, Trident PF and Trident ESC are parties to a registration rights agreement which grants such parties certain registration rights. The registration rights agreement is filed as Exhibit 4.6 to the Company’s S-1 Registration Statement (Registration No. 333-124605).
     The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2007

TRIDENT II, L.P. By: Trident Capital II, L.P., its sole general partner By: CD Trident II, LLC, a general partner

By: Name:	/s/ David J. Wermuth David J. Wermuth
Title:	Vice President

TRIDENT CAPITAL II, L.P. By: CD Trident II, LLC, a general partner

By:	/s/ David J. Wermuth

Name:	David J. Wermuth
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ David J. Wermuth

Name:	David J. Wermuth
Title	: Principal

MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P. By: Stone Point GP Ltd., its sole general partner

By:	/s/ David J. Wermuth

Name:	David J. Wermuth
Title	: Secretary

MARSH & MCLENNAN EMPLOYEES’ SECURITIES COMPANY, L.P. By: Marsh & McLennan GP I, Inc., its sole general partner By: Stone Point Capital LLC, agent/attorney-in-fact

By:	/s/ David J. Wermuth

Name:	David J. Wermuth
Title	: Principal